David G. Peinsipp T: +1 415 693 2177 dpeinsipp@cooley.com	VIA EDGAR

June 28, 2021

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	BowX Acquisition Corp.
Registration Statement on Form S-4
Filed May 14, 2021
File No. 333-256133

Dear Ms. McManus and Ms. Long:

On behalf of our client, BowX Acquisition Corp. (the “Registrant”), this letter sets forth the Registrant’s responses to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) set forth in your comment letter, dated June 10, 2021, regarding the registration statement on Form S-4 submitted to the Commission on May 14, 2021 (the “Registration Statement”). In connection with this letter, the Registrant is filing via EDGAR amendment no. 1 to the Registration Statement (the “Revised Registration Statement”).

For ease of review, we have reproduced the Staff’s comments in bold face type below and have provided the Registrant’s response following each comment. Defined terms used but not defined in this letter are used with the meanings assigned to them in the Revised Registration Statement.

Form S-4 filed May 14, 2021

Selected Definitions, page x

1.	Please quantify the Exchange Ratio to be used in the merger transactions.

Response: In response to the Staff’s comment, the Registrant has revised the disclosure as requested on page xii of the Revised Registration Statement.

Questions and Answers for Stockholders of BowX

What equity stake will current BowX stockholders and WeWork Stockholders hold, page xxi

2.	Please balance this disclosure to also state the total potential equity interest of BowX initial stockholders in the combined company assuming exercise of warrants.

Response: In response to the Staff’s comment, the Registrant has revised the disclosure as requested on pages xxi, xxii, 8, 9, 75, 76, 147 and 148 of the Revised Registration Statement.

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Page Two

3.

Please explain why you present ownership assuming no forfeiture of the 3 million shares of Class B Common Stock held by the Sponsor and certain other persons as required by the terms of the Sponsor Support Agreement. For example, clarify if the Sponsor’s obligation to forfeit shares may be reduced or eliminated.

Response: In response to the Staff’s comment, the Registrant notes that the Sponsor’s obligation to forfeit shares, as required by the terms of the Sponsor Support Agreement, may not be reduced or eliminated. Additionally, in response to the Staff’s comment, the Registrant has revised the disclosure on pages xxi, xxii, 8, 9, 75, 76, 147 and 148 of the Revised Registration Statement to present ownership reflecting the forfeiture of the 3 million shares of Class B Common Stock held by Sponsor and certain other persons.

Do WeWork Stockholders need to approve the Business Combination, page xxii

4.	Revise to clearly state if the consents ensure the business combination will be approved by WeWork stockholders.

Response: In response to the Staff’s comment, the Registrant has revised its disclosure on page xxiii, 5 and 120 of the Revised Registration Statement.

What interests do BowX’s current officers and directors have in the Business Combination, page xxx

5.

Please clarify if the sponsor and its affiliates can earn a positive rate of return on their investment, even if other SPAC shareholders experience a negative rate of return in the post-business combination company.

Response: In response to the Staff’s comment, the Registrant has revised the disclosure as requested on pages xxxii, 13, 64 and 150 of the Revised Registration Statement.

6.

Please quantify the aggregate dollar amount and describe the nature of what the sponsor and its affiliates have at risk that depends on completion of a business combination. Include the current value of securities held, loans extended, fees due, and out-of-pocket expenses for which the sponsor and its affiliates are awaiting reimbursement. Provide similar disclosure for the company’s officers and directors, if material.

Response: In response to the Staff’s comment, the Registrant notes that it has disclosed the aggregate dollar amount that the Sponsor and its affiliates have at risk, which consists of the $11.66 million paid for the founder shares and private placement warrants in connection with the Registrant’s IPO. There is no material additional securities held, loans extended, fees due, and out-of-pocket expenses for which sponsor and its affiliates are awaiting reimbursement, except as otherwise disclosed in the Revised Registration Statement, and as such, the Registrant believes that no further disclosure is required. The Registrant respectfully advises that the Registrant’s directors and officers do not have any such material capital at risk.

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Page Three

Summary of Proxy Statement/Prospectus

The Business Combination, page 2

7.

On page 3 you state that the representations and warranties of WeWork, contained in the Merger Agreement, are qualified by information included in WeWork’s annual report for the year ended December 31, 2020. Please file WeWork’s annual report as an appendix or revise to ensure the proxy/prospectus outlines material qualifications included in such annual report.

Response: In response to the Staff’s comment, the Registrant respectfully submits that it has been advised by WeWork that the material qualifications included in the annual report are disclosed in the Revised Registration Statement.

Related Agreements, page 4

8.

On page 7 you describe warrant issuances to SBWW and SoftBank Obligor that will occur concurrently with the Closing and LC Facility Termination Extension, respectively. Please also describe the consideration received in exchange for these issuances and quantify the value of the warrants to be issued. To the extent practicable, provide an estimate of the number of shares WeWork will be obligated to issue based on the associated warrants.

Response: In response to the Staff’s comment, the Registrant has revised its disclosure on pages 7, 8, 126, 325, 346, F-16 and F-17 of the Revised Registration Statement.

Ownership of New WeWork following the Business Combination, page 7

9.	Please consider presenting ownership amounts in tabular form to illustrate the relative amounts owned in BowX before and after the proposed transaction.

Response: In response to the Staff’s comment, the Registrant has revised the disclosure as requested on pages xxi, xxii, 8, 9, 75, 76, 147 and 148 of the Revised Registration Statement.

BowX’s Board of Directors’ Reasons for the Business Combination, page 13

10.

Disclosure in the letter to stockholders values the pre-transaction equity of WeWork at $7.927 billion. In contrast, disclosure in this section provides that “WeWork will have an anticipated initial pre-transaction enterprise value of $8.8 billion.” Please explain the reason for the difference.

Response: In response to the Staff’s comment, the Registrant has revised its disclosure on pages xviii, xx, xxi and 3 of the Revised Registration Statement to clarify that the pre-transaction equity value of WeWork is approximately $6.553 billion. The $7.927 billion equity value was intended to refer to the post-transaction equity value of New WeWork. The anticipated initial pre-transaction enterprise value of $8.8 billion is calculated by adding to the pre-transaction equity value the anticipated pre-transaction debt of $2.912 billion and subtracting the anticipated pre-transaction cash of $655 million.

11.

Please expand the “Other Alternatives” bullet to address whether your certificate of incorporation provision renouncing an interest in corporate opportunities offered to your directors or officers impacted your search for an acquisition target.

Response: In response to the Staff’s comment, no opportunity came to the attention of any member of Registrant’s management or Board of Directors in his or her personal capacity which impacted the Registrant’s search for an acquisition target. As such, the certificate of incorporation provision in question did not apply. In addition, the Registrant has revised the disclosure as requested on pages 16 and 142 of the Revised Registration Statement.

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Page Four

Selected Unaudited Pro Forma Condensed Combined Financial Information, page 23

12.	Please revise the label “Total deficit” on page 24 to reflect “Total equity” on a pro forma basis.

Response: In response to the Staff’s comment, the Registrant has revised its disclosure on pages 27 and 187 of the Revised Registration Statement to reflect “Total equity”.

Comparative Per Share Data, page 25

13.	Please provide to us supplementally your calculation of pro forma book value per share assuming both no redemptions and maximum redemptions.

Response: In response to the Staff’s comment, the Registrant has set forth below the calculation of pro forma book value per share assuming both no redemptions and maximum redemptions.

CALCULATION OF BOOK VALUE PER SHARE AS OF MARCH 31, 2021

	Historical		Pro Forma Combined
(Amounts in thousands, except share and per share amounts)	BowX	WeWork	No Redemption	Maximum Redemption
Total permanent shareholders’ equity (deficit)	$5,000	$(9,147,696)	$478,955	$35,460
Total permanent equity outstanding(1),(2),(3)	16,025,530	196,875,189	711,758,712	667,409,242

Book value per share	$0.31	$(46.46)	$0.67	$0.05

(1)	Total BowX Common Stock outstanding as of March 31, 2021:

Shares Outstanding
Class A Common Stock	3,950,530
Class B Common Stock	12,075,000

16,025,530

(2)	Total WeWork Common Stock outstanding as of March 31, 2021:

Shares Outstanding
Class A Common Stock	171,833,523
Class B Common Stock	—
Class C Common Stock	25,041,666
Class D Common Stock	—

196,875,189

(3)

Pro forma book value per share is the total equity of New WeWork (excluding noncontrolling interests) divided by total number of shares of New WeWork expected to be outstanding after the close of the Business Combination.

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Page Five

Risk Factors, page 28

14.

Please disclose the material risks to unaffiliated investors presented by taking the company public through a merger rather than an underwritten offering. These risks could include the absence of due diligence conducted by an underwriter that would be subject to liability for any material misstatements or omissions in a registration statement.

Response: In response to the Staff’s comment, the Registrant has revised its disclosure on pages 91 and 92 of the Revised Registration Statement.

The COVID-19 pandemic had a significant impact on the Company’s business, financial condition, results of operations and cash flows, page 28

15.

Refer to the third paragraph where you describe reduced new sales volume, member churn, and non-payment (or delayed payment) from members or members seeking payment concessions, deferrals or cancellations as a result of the COVID-19 pandemic. Please revise to quantify the extent to which the company has been negatively affected in these areas where practicable and material.

Response: In response to the Staff’s comment, the Registrant has revised its disclosure on pages 31 and 32 of the Revised Registration Statement.

16.

Refer to the second full paragraph on page 29 where you explain the value of the some of the Company’s assets have declined. Please disclose your related impairment charges primarily associated with the COVID-19 pandemic.

Response: In response to the Staff’s comment, the Registrant has revised its disclosure on page 32 of the Revised Registration Statement to disclose impairment charges primarily associated with the COVID-19 pandemic.

The Company may not be able to continue to retain existing members, page 29

17.

We note that you discuss generally that you have experienced higher membership terminations since the COVID-19 pandemic. Please revise to quantify this increase in membership agreement terminations. Also provide context by quantifying the relative amount of the company’s members, or revenue attributable to such members, that may cancel memberships in one calendar month.

Response: In response to the Staff’s comment, the Registrant has revised its disclosure on pages 31, 32 and 33 of the Revised Registration Statement.

Public stockholders will experience immediate dilution as a consequence of the issuance of New WeWork Common Stock, page 72

18.	Please balance the expected ownership amounts following the business combination to reflect maximum redemption by public shareholders and exercise of warrants.

Response: In response to the Staff’s comment, the Registrant has revised the disclosure as requested on pages xxi, xxii, 8, 9, 75, 76, 147 and 148 of the Revised Registration Statement.

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Page Six

Your unexpired warrants may be redeemed prior to their exercise at a time that is disadvantageous to you, page 74

19.

Clarify whether recent common stock trading prices exceed the threshold that would allow the company to redeem public warrants for $0.10 per share to provide additional context. In an appropriate part of your filing, please also clearly explain the steps, if any, the company will take to notify all shareholders, including beneficial owners, regarding when the warrants become eligible for redemption.

Response: In response to the Staff’s comment, the Registrant has revised the disclosure as requested on pages 79, 345 and 346 of the Revised Registration Statement.

BowX Initial Stockholders, page 93

20.

We understand that the Sponsor, BowX’s directors, BowX’s officers or BowX’s advisors, or their respective affiliates, may privately negotiate transactions to purchase shares prior to the closing from stockholders who would have otherwise elected to have their shares redeemed, and that any such privately negotiated purchases may be effected at purchase prices that are in excess of the per share pro rata portion of the trust account. You also state that you will file or submit a current report on Form 8-K to disclose any material arrangements entered into, or significant purchases made by, any of the aforementioned persons that would affect the vote on the proposals to be put to the special meeting or the redemption threshold, and that any such report will include descriptions of any arrangements entered into or significant purchases by any of the aforementioned persons. Please clarify if you will assess materiality and/or significance based on the aggregate amount of any purchases by the persons identified. Please also confirm that you will update this proxy/prospectus to disclose the terms of any such purchases or arrangements that occur before mailing of your proxy materials.

Response: In response to the Staff’s comment, the Registrant notes that it will assess materiality and/or significance based on the aggregate amount of any purchases by the persons identified. The Registrant respectfully confirms that it will update the proxy/prospectus to disclose the terms of any such purchases or arrangements that occur before mailing of the Registrant’s proxy materials as requested.

Consideration and Conversion of WeWork Securities, page 95

21.

We note that 655,300,000 shares of New WeWork Class A Common Stock valued at $10.00 per share will be issued to WeWork shareholders as merger consideration. Please reconcile the $6.553 billion deemed value of new shares issued to the pre- transaction equity value of WeWork of approximately $7.927 billion.

Response: In response to the Staff’s comment, the Registrant has revised its disclosure on pages xviii, xx, xxi and 3 of the Revised Registration Statement to clarify that the pre-transaction equity value of WeWork is approximately $6.553 billion. The $7.927 billion equity value was intended to refer to the post-transaction equity value of New WeWork.

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Page Seven

BCA Proposal

Background to the Business Combination, page 121

22.	Please describe any discussions with WeWork about future events that may materially affect its prospects or the financial projections.

Response: In response to the Staff’s comment, the Registrant notes that its Board of Directors, management and its financial advisors engaged in discussions with WeWork and conducted an examination regarding WeWork’s prospects, financial projections and general macroeconomic conditions, including the impact of the COVID-19 pandemic and the projected recovery timeline from the COVID-19 pandemic. The Registrant confirms that the disclosure set forth in the Registration Statement disclosed the potential issues and other future events that the Registrant’s Board of Directors and management became aware of during their examination that would materially affect WeWork’s prospects or the financial projections. Therefore, the Registrant believes that no additional disclosure is required.

23.

Please expand to provide additional detail regarding the PIPE negotiation and marketing process. For example, who selected the potential PIPE investors? Do the PIPE Investors have any relationship with BowX, the sponsor, WeWork, or their affiliates? Did any potential PIPE investor receive valuations or other material information about BowX, WeWork, or the proposed business combination transaction that has not been disclosed publicly?

Response: In response to the Staff’s comment, the Registrant has revised its disclosure on page 129 and 130 of the Revised Registration Statement.

BowX’s Board of Directors’ Reasons for the Business Combination, page 133

24.

On page 134 you state that the BowX board of directors determined that the Business Combination was an attractive business opportunity “that met the vast majority of the criteria and guidelines above.” Please clarify which of the criteria and guidelines were met, as determined by the BowX board of directors.

Response: In response to the Staff’s comment, the Registrant has revised the disclosure as requested on page 140 of the Revised Registration Statement.

25.

Please expand the bullet outlining the results of due diligence to clarify when diligence began and ended. Please also clarify what you mean by “the scope” of due diligence. In this regard, we also note your subsequent consideration of the limitations of review and that BowX senior management and BowX’s outside counsel reviewed only “certain materials” in connection with their due diligence review of WeWork.

Response: In response to the Staff’s comment, the Registrant has revised the disclosure as requested on pages 16 and 141 of the Revised Registration Statement.

26.

On page 135, under the bullet “Other Alternatives,” you state that the board of BowX determined the proposed Business Combination represents the best potential business combination for BowX “based on the process utilized to evaluate and assess other potential acquisition targets.” Please elaborate on the process utilized to evaluate and assess other potential acquisition targets.

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Page Eight

Response: In response to the Staff’s comment, the Registrant has revised the disclosure as requested on pages 16 and 142 of the Revised Registration Statement. The Registrant notes that the other potential business combinations were analyzed based on the same criteria described in this section. The Registrant has therefore removed the statement in question in the Revised Registration Statement in order to avoid any implication that different criteria was used.

Projected Financial Information, page 137

27.

Please tell us what consideration you gave to Item 10(b)(2) of Regulation S-K when determining what financial items to disclose in your projection. Specifically, tell us why you believe it is not necessary to provide projected measures of GAAP-based net income/(loss) or EPS to provide balanced disclosure of projected revenue amounts.

Response: The Registrant respectfully acknowledges the Staff’s comment. WeWork considered the guidance in Item 10(b)(2) of Regulation S-K in determining that the projected financial items to be disclosed would be Revenue and Adjusted EBITDA. WeWork’s disclosure of Adjusted EBITDA is in lieu of income (loss) from operations (or net income (loss)), as an estimated measure of income (loss) to present alongside its revenue projections. WeWork’s use of Adjusted EBITDA in the Projections reflects the fact that management does not have a reasonable basis for projecting certain recurring and non-recurring expenses that would be necessary to present GAAP-based net income/(loss) or EPS, including restructuring costs that may arise out of WeWork’s ongoing restructuring and location optimization process, future impairments of long-lived and other assets, and future non-recurring fair value re-measurements that will depend on a variety of factors that are not yet known. The Registrant has revised its disclosure accordingly on Page 145 of the Revised Registration Statement to explain WeWork’s basis for determining what financial items to disclose in its projections.

28.

The first full paragraph on page 138 states that the Projections were prepared in good faith by WeWork’s management, based on their reasonable best estimates and assumptions with respect to the expected future financial performance of WeWork “at the time the Projections were prepared and speak only as of that time.” Please revise to state when such projections were prepared. To the extent there has been a material lapse in time or change in circumstance since the projections were prepared, please confirm whether or not the projections still reflect management’s views on future performance and/or describe what consideration the board gave to obtaining updated projections or a lack of reliance upon the projections.

Response: In response to the Staff’s comment, the Registrant has revised its disclosure on page 144 and 145 of the Revised Registration Statement to provide when such projections were prepared. The Registrant notes that its Board of Directors engaged in discussions with the Registrant’s management regarding WeWork and conducted an examination regarding WeWork’s prospects and financial projections. In the course of such discussions, the Registrant’s Board of Directors and management did not identify any potential issues, other than those previously disclosed in the Registration Statement, that may materially affect the financial projections as presented.

The Registrant notes that it has been advised by WeWork that there are uncertainties related to the recovery of WeWork’s business from the effects of the COVID-19 pandemic that have negatively impacted WeWork’s revenue during the first half of 2021, and therefore may impact achievement of the short term projections on the projected schedule. However, WeWork’s management believes that it will be able to achieve the longer term projections in all material respects. Given this and the rapidly evolving market conditions, WeWork’s management does not believe that the projections should be amended at this time.

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Page Nine

29.

On page 138 you caution the reader “not to rely on the Projections in making a decision regarding the transaction.” While it may be appropriate to caution investors not to place undue reliance upon the financial forecasts, you should not tell readers not to rely upon them. Please revise your disclosures accordingly.

Response: In response to the Staff’s comment, the Registrant has revised its disclosure on page 144 of the Revised Registration Statement.

30.

On page 138 you describe various matters underlying the projections in which WeWork’s management made significant assumptions, for example, regarding the growth of the business, occupancy rate, average revenue per member, etc. Please explain in more detail the material assumptions underlying the projections and the limitations of the projections. In addition, disclose whether your projections are in line with historic operating trends, and if not, address why the change in trends is appropriate or assumptions are reasonable.

Response: In response to the Staff’s comment, the Registrant has revised its disclosure on page 145 of the Revised Registration Statement.

31.

On page 250 you address liquidity and note that your assessment assumes a recovery in your revenues and occupancy beginning in the second half of 2021 with a gradual return toward pre-COVID levels achieved by the end of 2021. Please expand to address whether your projections utilize the same assumptions.

Response: In response to the Staff’s comment, the Registrant has revised its disclosure on page 145 of the Revised Registration Statement.

Ownership of New WeWork after the Closing, page 140

32.

Refer to the table presenting share ownership in New WeWork on page 140. The defined term “initial stockholders” refers to “holders of BowX’s Class B Common Stock prior to the consummation of the initial public offering and their respective permitted transferees.” It is unclear why you assume redemption of all shares held by the initial stockholder in the maximum redemption scenario. It appears the number of shares and redemption assumptions for the initial stockholders and BowX’s public stockholders are reversed. In addition, the total number of shares assuming maximum redemption does not appear to sum properly. Please revise or advise.

Response: In response to the Staff’s comment, the Registrant has revised the disclosure on pages 147 and 148 of the Revised Registration Statement as requested.

33.

Refer to the table presenting share ownership in New WeWork assuming exercise of the public and private placement warrants presented on page 141. It is unclear why the initial stockholders would hold 12.075M shares in this scenario. Prior disclosure indicates you issued 12.075M shares of BowX Class B Common Stock to the initial stockholders, irrespective of the private placement warrants. Please revise or advise.

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Page Ten

Response: In response to the Staff’s comment, the Registrant has revised the disclose on pages xxi, xxii, 8, 9, 75, 76, 147 and 148 of the Revised Registration Statement as requested.

Interests of BowX’s Directors and Executive Officers in the Business Combination, page 141

34.	Quantify the current aggregate value of the out-of-pocket expenses the Sponsor, officers and directors will be reimbursed for if the business combination is approved.

Response: In response to the Staff’s comment, the Registrant notes that its Sponsor, officers and directors currently have no material out-of-pocket expenses that will be reimbursed if the business combination is approved, and as such, the Registrant believes no further disclosure is required.

Unaudited Pro Forma Condensed Combined Financial Information, page 171

35.	Please tell us how the 655,300,000 shares of New WeWork to be issued to WeWork shareholders have been reflected in pro forma adjustment (M).

Response: In response to the Staff’s comment, the Registrant notes that subject to the terms and conditions of the Merger Agreement, the Registrant has agreed to pay WeWork equity holders aggregate consideration consisting of approximately 655,300,000 shares of New WeWork common stock, including shares issuable in respect to WeWork outstanding stock options, restricted stock units, warrants, and profit interests. The number of shares presently expected to be transferred to WeWork equity holders upon consummation of the Business Combination include (i) 574,383,712 shares to be issued for all issued and outstanding WeWork common and preferred stock, including conversion of the Series C Preferred Convertible Notes, and (ii) 80,916,288 shares underlying unvested and/or unexercised stock options, restricted stock units, common stock warrants, including the First Warrant to be issued to WeWork’s principal stockholder, and profit interests.

The pro forma condensed combined balance sheet assumes that 574,383,712 shares of New WeWork common stock are issued to the holders of shares of capital stock of WeWork at the Closing, including (i) 553,731,405 shares of New WeWork Class A common stock reflected in pro forma adjustment (M), and (ii) 20,652,307 shares of New WeWork Class C common stock reflected in pro forma adjustment (O). The pro forma condensed combined balance sheet does not assume (i) vested or unvested options to acquire New Work common stock that will be held by WeWork equity holders immediately following Closing have been exercised, (ii) restricted stock unit awards that will be held by WeWork equity holders immediately following the Closing have been settled, (iii) warrants to purchase New WeWork common stock that will be outstanding immediately following the Closing have been exercised, and (iv) profit interests that will be held by WeWork equity holders immediately following the Closing will have been settled as these would not qualify as part of the transaction accounting adjustments under Article 11, a material transaction that has occurred or is probable under 11-01(a)(8).

The Registrant has revised the pro forma share ownership table on page 184 of the Revised Registration Statement to disclose the portion of the Aggregate Merger Consideration that remains issuable to WeWork equity holders at Closing.

36.

Please explain why the fair value of contingently issuable shares related to warrants issued to principal stockholders has been included as an adjustment to pro form EPS on page 186 but not included in the pro forma statement of operations.

Response: The Registrant respectfully acknowledges the Staff’s comment.

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Page Eleven

WeWork’s preferred stock is convertible at the option of the holder at any time into such number of fully paid and nonassessable shares of Class A common stock as is determined by dividing the original issue price for such series of preferred stock by the conversion price. As of December 31, 2020, all shares of preferred stock (except for Series H-2 and Series H-4) are convertible into shares of Class A common stock on a one-to-one basis.

In addition, upon either (a) the closing of the sale of shares of Class A common stock to the public in a firm commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended, resulting in at least $250 million of gross proceeds to the Registrant, or (b) the date and time, or the occurrence of an event, specified by vote or written consent of the holders of at least a majority of the then outstanding shares of senior preferred stock, all outstanding shares of preferred stock of the Registrant will automatically be converted into shares of Class A common stock, at the then-effective conversion rate for such series of preferred stock (subject to certain additional consent rights in favor of holders of certain series of preferred stock).

The proposed capital structure of the combined company, as negotiated amongst the parties, called for the conversion of WeWork’s preferred stock into common stock of New WeWork. However, the proposed Business Combination would not result in the automatic conversion of the preferred stock. As noted above, per the terms of WeWork’s preferred stock, all outstanding shares of preferred stock are automatically convertible into common stock upon the vote or written consent of the holders of at least a majority of the then outstanding shares of senior preferred stock, and therefore will convert into common stock of New WeWork at the Closing.

BowX’s letter agreement to issue warrants was to incentivize (induce) SBWW (and its affiliates) to support the proposed Business Combination.

An induced conversion is a transaction in which an issuer offers additional shares or other consideration to investors to incentivize them to convert their convertible instrument. In an induced conversion of preferred stock, the fair value of the inducement is charged to retained earnings with an offsetting credit to the inducement consideration as appropriate. In the absence of retained earnings (i.e., the Registrant is in an accumulated deficit position), the fair value of the inducement (the estimated fair value of the warrants) will be reflected as an adjustment to additional paid-in capital.

ASC 260-10-S99-2 states in part:

If convertible preferred stock is converted into other securities issued by the registrant pursuant to an inducement offer, the SEC staff believes that the excess of (1) the fair value of all securities and other consideration transferred in the transaction by the registrant to the holders of the convertible preferred stock over (2) the fair value of securities issuable pursuant to the original conversion terms should be subtracted from net income to arrive at income available to common stockholders in the calculation of earnings per share.

In consideration of the above guidance, WeWork reflected the fair value of the inducement (the estimated fair value of the warrants) as an adjustment to pro forma EPS.

BowX’s Management’s Discussion and Analysis, page 201

37.

On page 201 you state that you have entered into engagement letters for services in connection with the Business Combination and that these agreements are material in amount and in some instances include contingent or success fees. Please separately quantify the aggregate fees and the amount of such fees that are contingent on completion of the Business Combination transaction.

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Page Twelve

Response: In response to the Staff’s comment, the Registrant has revised the disclosure as requested on pages 217 and 221 of the Revised Registration Statement.

38.

On page 201 you state that “[i]n most instances” your engagement letters and agreements provide that counterparties waive their rights to seek repayment from the funds in the trust account. Please quantify the aggregate amount due to parties that did not waive their right to seek repayment from funds in the trust account, here and in your risk factor on page 69 entitled “If third parties bring claims against BowX . . .”.

Response: In response to the Staff’s comment, the Registrant notes that the amounts due to parties that did not waive their right to seek repayment from funds in the trust account are not material to the Registrant and as such, the Registrant believes no further disclosure is required.

Related Party Transactions, page 203

39.

You state that you did not have any borrowings under the Working Capital Loans as of December 31, 2020. Please update to include any currently proposed transactions that exceed the disclosure threshold. See Item 404(a) of Regulation S-K.

Response: In response to the Staff’s comment, the Registrant notes that it does not have any currently proposed transactions that would require disclosure under Item 404(a) of Regulation S-K.

Information about WeWork History, page 207

40.

Please balance your reference to decreasing operating expenses, annualized on a per square foot basis as of the fourth quarter of 2020 compared to the fourth quarter of 2019, to also address the increase in location operating expenses during the fiscal year, as described on page 233.

Response: In response to the Staff’s comment, the Registrant has revised its disclosure on page 224 of the Revised Registration Statement.

Core space-as-a-service offering, page 208

41.

Refer to the table illustrating your growth in membership and commitment length on page 209. Footnote 3 explains that the commitment length disclosed may include periods for which members have an option to terminate their commitments with a less than 10% penalty. Please balance to also disclose commitment lengths assuming members take advantage of an option to terminate at the earliest point available. In addition, we note that approximately 10% of your memberships have a month-to-month commitment length while over 50% have a commitment length exceeding 12-months. Please explain what type of commitment length the remainder of your memberships represent. For example, quantify if the remaining members participate in pay-as-you-go access with no commitment.

Response: In response to the Staff’s comment, the Registrant has revised its disclosure on page 225 of the Revised Registration Statement.

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Properties, page 213

42.

On page F-108 you state that your concentration in specific cities magnifies the risk to you of localized economic conditions in those cities or the surrounding regions. Please provide an overview to clarify your exposure to specific countries and/or cities, as appropriate and material.

Response: In response to the Staff’s comment, the Registrant has revised its disclosure on pages 33, F-79 and F-80 of the Revised Registration Statement.

COVID-19 and Impact on our Business, page 227

43.

You state that the company has been adversely impacted by member churn, non- payment (or delayed payment) from members or members seeking payment concessions or deferrals or cancellations as a result of the COVID-19 pandemic. You also state that you engage members related to COVID-19 related payment deferral programs and may offer discounts and deferrals. Please quantify the aggregate value of non-payments (or delayed payments) and discounts provided, if material, and clarify whether this amount is included within the $67.5 million of bad debt expense for your fiscal year ended December 31, 2020.

Response: In response to the Staff’s comment, the Registrant has revised its disclosure on page 244 of the Revised Registration Statement to reflect WeWork is actively monitoring its accounts receivable balances in response to COVID-19 and has also ceased recording revenue on certain existing contracts where collectability is no longer probable. COVID-19 had a financial impact of an increase in bad debt expense to $67.5 million for the year ended December 31, 2020 from $22.2 million for the year ended December 31, 2019. In addition to the bad debt expense recognized, WeWork determined collectability was not probable and did not recognize revenue on certain contracts totaling $53.1 million for the year ended December 31, 2020. In addition, due to an increase in discounts provided to members, average revenue per WeWork membership declined approximately 6% for the year ended December 31, 2020 compared to the year ended December 31, 2019.

Beneficial Ownership of Securities, page 293

44.

It is unclear how you estimate there would be 699,053,235 shares of New WeWork Common Stock issued and outstanding immediately following the consummation of the Business Combination in the “no redemption” scenario, and 650,753,235 shares of New WeWork Common Stock issued and outstanding immediately following the consummation of the Business Combination in the “redemption” scenario. In this regard, you previously state that you assume New WeWork issues 655,300,000 shares of New WeWork Common Stock to WeWork Stockholders as the Aggregate Merger Consideration pursuant to the Merger Agreement, and the 699 million estimate appears to include the 80 million shares of New WeWork Common Stock to be issued in connection with the PIPE Investment. Please revise to clarify.

Response: The Registrant respectfully acknowledges the Staff’s comment and notes that the 655,300,000 shares of New WeWork Common Stock to WeWork Stockholders as the Aggregate Merger Consideration is expected to be comprised of an aggregate of 557,707,333 shares of New WeWork Class A Common Stock immediately prior to the consummation of the Business Combination. It will also include 19,860,580 shares of New WeWork Class C Common Stock held by Adam Neumann, which are “non-

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economic interests” in the company, without any rights to dividends or payments on liquidation. The remainder of the Aggregate Merger Consideration will be in the form of WeWork Options, WeWork Restricted Stock Unit Awards and WeWork Warrants, and therefore any shares of New WeWork Common Stock representing such portion of the Aggregate Merger Consideration will not be issued and outstanding immediately following the consummation of the Business Combination. Because of this, the 557,707,333 shares of New WeWork Class A Common Stock is the only portion of the Aggregate Merger Consideration included in the Beneficial Ownership Table. The number of shares of New WeWork Common Stock issued and outstanding immediately following the consummation of the Business Combination represents (a) these 557,719,359 shares of New WeWork Common Stock, together with (b) the 80,000,000 shares of New WeWork Common Stock to be issued in connection with the PIPE Investment and either (c) 57,375,000 shares issued and outstanding immediately prior to the Business Combination to arrive at 695,082,322 shares in the “no redemption” scenario or (d) 9,075,000 issued and outstanding immediately prior to the Business Combination to arrive at 646,782,322 shares in the “maximum redemption” scenario. The minor variation from the previous figures is attributable to the exercise of options between the measuring dates used for the two filings.

In addition, the Registrant has revised its disclosure on page 319 of the Revised Registration Statement to clarify this disclosure.

45.	Please identify the natural person with voting and investment power over the shares held by SBG and SVFE.

Response: The Registrant respectfully acknowledges the Staff’s comment, and advises the Staff that SBG and SVFE have advised the Registrant that no natural person or persons directly or indirectly exercise sole or shared voting or investment power with respect to the equity securities beneficially owned by SBG and SVFE and, therefore, no such persons are required to be named.

The Registrant has been advised that SBG has voting and investment power with respect to the shares held by, or issuable to, SB WW Holdings (Cayman) Limited (“SBWW”) by virtue of its 100% ownership of SBWW, as well as with respect to the shares issuable to SBG. SBG is a public company whose shares are traded on the Tokyo Stock Exchange. As such, SBG’s operations are overseen by a board of directors comprised of nine members. Voting and investment decisions on certain designated matters with respect to the securities beneficially owned by SBG and SBWW are made by SBG’s board of directors by majority vote. Voting and investment decisions on other matters with respect to the securities beneficially owned by SBG and SBWW are made by SBG’s investment committee, a committee of three or more individuals, also by majority vote. Accordingly, as discussed further below, no individual natural person holds voting or investment power over the equity securities beneficially owned by SBWW or SBG.

The Registrant has been further advised that voting and investment power with respect to the equity securities held by SVFE is vested in SB Investment Advisers (UK) Limited (“SBIA”). Voting and investment decisions with respect to such securities are made pursuant to SBIA’s Proxy Voting Policy, which is adopted and overseen by SBIA’s four-member board of directors, and by majority approval of SBIA’s three-member investment committee. Accordingly, no individual natural person holds voting or investment power over the equity securities beneficially owned by SVFE.

The Registrant believes that the above views are consistent with the Staff’s position in The Southland Corp. SEC No-Action Letter (July 8, 1987, publicly available August 10, 1987). In that No-Action Letter, the Staff concurred in the view that no individual should be deemed the beneficial owner, within the meaning of Rule 13d-3 under the Exchange Act of 1934, as amended (the “Exchange Act”), of

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shares of common stock held by certain employee benefit plans of The Southland Corporation solely by virtue of the fact that such individual was a trustee of any such plan or a director of the company. Five trustees, who could only act by majority vote, administered each such plan. No trustee could act individually to vote or sell shares held by the plans. Such an approach is consistent with what is known in the investment industry as the “rule of three,” which is supported by The Southland Corp. no action letter, under which it is generally understood that where voting and investment decisions regarding an entity’s portfolio securities are made by three or more individuals, and a voting or investment decision requires the approval of a majority of those individuals, then none of the individuals would be deemed a beneficial owner of the entity’s portfolio securities for purposes of Section 13(d) of the Exchange Act.

As discussed above, the Registrant is of the view that no natural person or persons directly or indirectly exercise sole or shared voting or investment power with respect to the equity securities beneficially owned by SBG and SVFE as (1) voting and investment power over the equity securities beneficially owned by SBG and SBWW are made either by SBG’s nine member board of directors, by majority vote, or SBG’s investment committee of three or more members, by majority vote; and (2) voting and investment power over the equity securities beneficially owned by SVFE are made in accordance with SBIA’s Proxy Voting Policy overseen by SBIA’s four-member board of directors and by SBIA’s three member investment committee, by majority vote. As such, beneficial ownership should not be attributed to any individual natural person and no members of SBG’s board of directors, SBG’s investment committee, SBIA’s board of directors or SBIA’s investment committee should be required to be named in the Amended Registration Statement in connection with the equity securities beneficially owned by SBG and SVFE.

Certain Relationships and Related Person Transactions, page 296

46.

Your discussion of founder stock on page 296 indicates that upon consummation of the Business Combination, Mr. Ranadivé will transfer up to an aggregate of 1,811,250 Founder Shares to certain funds managed by BlackRock, Inc. for the same price originally paid for such shares. Please elaborate on the terms of this transfer, when the parties agreed to it and what, if any, consideration Mr. Ranadivé, BowX Acquisition, or the Sponsor received or will receive in exchange for such shares.

Response: In response to the Staff’s comment, the Registrant revised the disclosure as requested on page 324 of the Revised Registration Statement.

47.

On page 297 you state that BowX’s officers and directors, and their affiliates are entitled to reimbursement of out-of-pocket expenses incurred in connection with the Business Combination and anticipate quantifying the aggregate amount such expenses. Please also separately disclose the amount of each related person’s interest, to the extent required by Item 404 of Regulation S-K.

Response: In response to the Staff’s comment, the Registrant notes that currently its officers and directors and their affiliates currently have no material out-of-pocket expenses that will be reimbursed if the business combination is approved and the Registrant does not anticipate its officers, directors and affiliates will incur any material out-of-pocket expenses at this time. As such, the Registrant believes no further disclosure is required.

48.

Disclosure on page 298 states that Mr. Neumann’s right to observe meetings of the WeWork board will continue after the closing of the business combination, beginning in February 2022. Please clarify where this right is memorialized. In this regard, we note that the Amended and Restated Stockholders Agreement is to terminate upon closing of the business combination.

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Response: In response to the Staff’s comment, the Registrant has modified the disclosure on page 332 to clarify that this right is memorialized in the observer agreement, referred to on page 327, entered into in connection with the settlement agreement.

49.

Disclosure on page 302 and in note 27 to WeWork’s audited financial statements describes terms of a settlement agreement involving Mr. Neumann. Please describe any continuing impact of the settlement agreement on WeWork, on the combined company or on shareholders of the combined company after the business combination. Please also file the settlement agreement as an exhibit to the registration statement, or explain why it is not a material contract entered into within the last two years that should be filed pursuant to Item 601(b)(10) of Regulation S-K.

Response: In response to the Staff’s comment, the Registrant has modified the disclosure on page 327 so that it includes a description (or cross references a description elsewhere in the Revised Registration Statement) of all provisions of the settlement agreement that have continuing effect.

The Registrant respectfully submits that the Settlement Agreement is not a material contract that should be filed pursuant to Item 601(b)(10) of Regulation S-K. Although this contract was entered into outside of the ordinary course of business, this contract is not material to the registrant. The Litigation resolved by the Settlement Agreement was in substance a dispute among shareholders of WeWork, brought in WeWork’s name at the direction of a Special Committee of the Board of Directors. WeWork did not make (and is not obligated to make) payments to any other party to the Settlement Agreement as a result of the Settlement Agreement, other than pursuant to the lease termination arrangements described under “Certain Relationships and Related Party Transactions – Real Estate Transactions – Mr. Neumann.” The Settlement Agreement does not contain any material performance obligation on the part of WeWork or restrict the conduct of WeWork’s business. Moreover, WeWork advises the Staff that is not permitted to disclose the Settlement Agreement absent the consent of the other parties to the Settlement Agreement..

50.

On page 310 you state that certain of WeWork’s existing investors and directors or their affiliates will participate in the PIPE Investment. Please specify the terms of any proposed related party transaction in accordance with Item 404 of Regulation S-K.

Response: In response to the Staff’s comment, the Registrant has revised its disclosure on page 334 of the Revised Registration Statement.

Consolidated Statements of Operations, page F-7

51.	Please separately state income from rentals on the face of your statement of operations pursuant to Rule 5-03(b)(1) of Regulation S-X.

Response: The Registrant respectfully acknowledges the Staff’s comment and advises the Staff that it believes that the nature of revenue generated from membership fees earned under WeWork membership agreements (which provides members with access to space, in addition to certain amenities

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and services, such as internet, printers and copiers, mail and package handling, front desk services, unique common areas and daily enhanced cleaning) through which we provide WeWork’s core ‘space-as-a-service’ offering is substantially the same regardless of whether a membership agreement is accounted for under ASC 606 (revenues from services) or ASC 842 (income from leasing). As a result, we believe that reporting total revenue on the face of the statement of operations is the most meaningful presentation to users of WeWork’s financial statements. WeWork would like to emphasize to the Staff that WeWork’s key performance indicators, including workstation capacity, memberships, and occupancy rate, relate to the use of our workspaces to deliver our space-as-a-service offering to members. Revenues from the sale of memberships, and related service revenues, for the years ended December 31, 2020, 2019 and 2018 represented approximately 92%, 88% and 93%, respectively, of WeWork’s total revenues, with a focus on the source of the revenue generated, as opposed to the accounting classification of certain membership agreements. The combined presentation of revenues considers that the WeWork’s recognition of lease income is consistent with the revenue recognition pattern for membership agreements that do not meet the definition of a lease under the leasing standard. Other revenue is not considered to be material, and has not been shown separately on the face of the statement of operations. WeWork will continue to monitor the materiality of the amount of other revenue and will assess whether separate disclosure is warranted based on materiality for ongoing financial reporting. The Registrant separately discloses WeWork’s material revenue categories in the notes to the WeWork’s consolidated financial statements. Refer to note 17, under the sub-heading “Disaggregation of Revenue” in the notes to WeWork’s December 31, 2020 consolidated financial statements.

WeWork’s decision to combine the presentation of revenue earned under WeWork’s membership agreements in the statement of operations also takes into account the presentation of the cost and expenses related to revenue categories pursuant to Rule 5-03(b)(2) of Regulation S-X. WeWork’s individual locations typically include a combination of membership contracts for which revenue is recognized in accordance with ASC 606 and ASC 842, and the location operating expenses (cost of revenue) are incurred for the location as a whole and not segregated by individual member spaces and as a result, when evaluating the cost of services for membership and service revenue, both contract types are combined to evaluate the financial performance (i.e., gross profit) of an individual location. The cost and expenses related to other revenue are also not considered to be material, and has not been shown separately on the face of the statement of operations.

Note 11. Equity Method and Other Investments, page F-49

52.

We note that you have identified WeCap Holdings Partnership as an equity method investment in the table on page F-49, but you disclose on page F-40 that WeCap Holdings Partnership is a consolidated VIE. Please explain this discrepancy and provide us with a full consolidation analysis as it relates to this entity.

Response: The Registrant respectfully acknowledges the Staff’s comment, and that WeWork confirms that it does consolidate WeCap Holdings Partnership (“Partnership”) as described on page F-40. The table in footnote 11 on page F-49 was intended to summarize our equity method investments, several of which are held by the Partnership. We have accordingly updated the table heading in footnote 11 on page F-49 from WeCap Holdings Partnerships to Investments held by WeCap Holdings Partnerships to clarify this relationship.

WeCap Holdings Partnership (legal name, ARK Investment Group Master GP LP) is a limited partnership created to hold investments in multiple real estate investment vehicles, each of which are accounted for under the equity method of accounting and are described in footnote 11. The Partnership is owned by WeWork and Rhône and is a variable interest entity under ASC 810-10-15-14. The Partnership is controlled by its general partner, ARK Investment Group Master GP LLC (“General Partner”), which is controlled by the 51% voting rights held by WeWork. Rhône holds the remaining 49% voting right of the General Partner and does not have kick-out rights or substantive participating rights over the General Partner. In addition to controlling the General Partner, WeWork holds an 80% limited partnership interest in the Partnership and Rhône holds the remaining 20%. Based on the above structure, we concluded that

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WeWork is the primary beneficiary of the Partnership because our 51% voting control on the General Partner gives us the power to direct the significant activities of the Partnership and our 80% limited partnership interest gives us significant exposure to its economics.

Note 18. Leasing Arrangements, page F-69

53.	Please expand your disclosure to include the information required by ASC 842-30-50 for leases in which you are the lessor, or tell us how you believe you have already complied.

Response: The Registrant respectfully acknowledges the Staff’s comment, and advises the Staff that WeWork has included the information required by ASC 842-30-50 in certain “revenue” related footnotes to its December 31, 2020 consolidated financial statements.

ASC 842 Requirement		WeWork’s Disclosure
Applicable Reference	Description	Footnote Reference	Description
842-30-50-3	Lessors shall disclose a) Information about the nature of its leases and b) Information about significant assumptions and judgments made in applying the requirements of Topic 842	Refer to Note 2 of the notes to WeWork’s audited annual consolidated financial statements, under the sub-heading “Revenue Recognition”

WeWork discloses the nature of its membership agreements, including membership agreements which are determined to meet the definition of a lease (i.e., membership agreements with members related to “configured” workspaces). Membership agreements may contain renewal options that may be exercised at the discretion of the member to extend beyond the initial term. Based on the nature of WeWork’s business, membership agreements are not expected to include an option for the lessee to purchase the underlying asset(s). Service revenues consist of additional billings to members for ancillary services that may be accessed through their memberships in excess of monthly allowances included in membership/rental revenue. WeWork has made an accounting policy election to not separate nonlease components from the related lease component.

WeWork would like to emphasize to the Staff that the nature of WeWork’s core space-as-a-service offering is materially comparable regardless of whether a membership agreement is ultimately accounted for under ASC 606 or ASC 842. Memberships include access to space (lease component where WeWork does not have a substantive substitution right), in addition to access to certain amenities and services, such as internet, printers and copies, front desk services, unique common areas and daily enhanced cleaning (nonlease components). The pattern of revenue

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recognition for memberships accounted for under ASC 606 (single combined performance obligation) and memberships accounted for under ASC 842 (single lease component, combined with nonlease components) are consistent, with revenue recognized over time, evenly on a ratable basis, over the term of the membership agreement.

842-30-50-4	Lessors shall disclose any lease transactions between related parties	Refer to Note 25 of the notes to WeWork’s audited annual consolidated financial statements.	WeWork discloses the aggregate amount of revenue earned from the sale of memberships and other services to related parties, including WeWork’s principal stockholder and its affiliates.

842-30-50-5

Disclose lease income recognized in each annual period and interim reporting period, in a tabular format, to include the following

a.    For operating leases, lease income relating to lease payments.

b.    Lease income relating to variable lease payments not included in the measurement of the lease receivable.

		Refer to Note 17 of the notes to WeWork’s audited annual consolidated financial statements, under the sub-heading “Disaggregation of Revenue”	Based on the nature of WeWork’s business and the services provided to members, any membership agreement which is determined to meet the definition of a lease under ASC 842 is classified as an operating lease. As such, no disclosure requirements related to sales-type and direct financing leases are applicable. WeWork discloses a disaggregation of revenue, including lease income recognized under ASC 842. Incremental variable lease income is not considered to be material, and as such is combined in WeWork’s disclosure of “ASC 842 rental and service revenue.”

842-30-50-12	Lessors shall disclose a maturity analysis of lease payments, showing the	Refer to Note 17 of the notes to WeWork’s	WeWork discloses a maturity analysis for future minimum lease payments for non-cancellable membership agreements accounted for as leases

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	undiscounted cash flows to be received on an annual basis for a minimum of each of the first five years and a total of the amounts for the remaining years	audited annual consolidated financial statements, under the sub-heading “Remaining Performance Obligations”	under ASC 842, for each of the first five years and a total of the amounts thereafter.

842-30-50-13	Provide disclosures required by Topic 360 for property, plant, and equipment separately from underlying assets under operating leases from owned assets.	Refer to Note 5 of the notes to WeWork’s audited annual consolidated financial statements.	With respect to property, plant, and equipment, WeWork does not consider assets subject to operating leases as a separate major class of depreciable assets. While leased assets may be subject to risks different from owned assets that are held and used by the entity, WeWork believes that the risks associated with depreciable assets placed in service in WeWork locations are consistent regardless of whether the membership agreements of members occupying the location are accounted for under ASC 842 or ASC 606. WeWork has disclosed balances of major classes of depreciable assets by nature at the balance sheet date

842-30-50-14 , including 235-10-50-1 through 50-6	If an entity makes the accounting policy election described in paragraph 842-10-15-39A, disclose that fact and comply with the disclosure requirements in paragraphs 235-10-50-1 through 50-6 (842-30-50-14).	Refer to Note 2 of the notes to WeWork’s audited annual consolidated financial statements, under the sub-heading “Revenue Recognition”	WeWork has made an accounting policy election to exclude all taxes assessed by a governmental authority that are imposed on and concurrent with a lease revenue-producing transaction (e.g., sales and use taxes, and value added taxes) and collected by WeWork (as lessor) from a member (as lessee) from the consideration in the contract.

Note 3 - Summary of Significant Accounting Policies Warrant liabilities, page F-141

54.

We note that you have classified the 7,773,333 common stock warrants issued in connection with the private placement as derivative liabilities in accordance with ASC 815-40. Please advise us how you have accounted for the warrants issued in connection with public units sold in the August 2020 IPO.

Response: In response to the Staff’s comment, the Registrant notes that at the time of the IPO, the Registrant issued public Units which included one class A ordinary share and one-third of one redeemable warrant (the “Public Warrants”). The Registrant classified the Public Warrants as equity after analyzing the instruments under ASC 480, Distinguishing Liabilities from Equity, and ASC 815, Derivatives and Hedging.

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ASC 480 Analysis

The Public Warrants are freestanding financial instruments by definition in ASC 480-10-20 because they can be legally detached from the Unit and sold separately from the ordinary share.

In addition, the Public Warrants do not meet the criteria for liability classification described in paragraphs ASC 480-10-25-8 and ASC 480-10-25-14, as the Public Warrants do not represent an obligation for the Registrant to repurchase its shares by transferring assets during the exercise period of the warrants; a fixed monetary amount is not known at inception because the Registrant does not have a fixed-price obligation to the warrant holders and any unexercised warrants will expire worthless at the expiration date with no further obligation to the Registrant; and the Registrant’s obligation at settlement is directly related, and not inversely related, to the fair value of the Registrant’s shares.

Based on the factors outlined above, the Registrant determined that the Public Warrants are not classified as a liability according to the criteria in ASC 480.

ASC 815 Analysis

The Registrant analyzed whether the Public Warrants meet the definition of a derivative and any derivative scope exceptions in ASC 815. The Registrant determined that the Public Warrants meet the definition of a derivative under ASC 815-10-15-83 because there is a) an underlying (the Registrant’s Class A common stock), a notional amount (exercised for one share), and a payment provision (exercise price of $11.50, b) a nominal net investment (estimated as $0.20 for each 1/3 Public Warrant) and c) the warrant agreement allows for net share settlement at the election of the Registrant.

Next, the Registrant applied ASC 815-40, Derivatives and Hedging—Contracts in Entity’s Own Equity, to determine whether the derivative scope exception in ASC 815-10-15-74(a) was met and no characteristics of the Public Warrants would preclude equity classification.

The Registrant determined that the Public Warrants meet the criteria to be considered indexed to its own stock as provided in ASC 815-40-15 because the exercise contingencies are not based on an observable market or index and the settlement provisions do not preclude the instruments being indexed to the Registrant stock.

Lastly, the Registrant assessed the criteria in ASC 815-40-25-7 through 25-38 and determined the Public Warrants meet the criteria for being classified in equity. The warrant agreement states that in no event would the Registrant be required to net cash settle the Public Warrants, and the conditions described in ASC 815-40-25-10 are met.

In conclusion, based on the Registrant’s analysis of the Public Warrants under ASC 480 and ASC 815, the Public Warrants are not precluded from equity classification and are therefore accounted for as equity instruments.

General

55.

Revise your disclosure to show the potential impact of redemptions on the per share value of the shares owned by non-redeeming shareholders by including a sensitivity analysis showing a range of redemption scenarios, including no, maximum, and interim redemption levels.

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Response: In response to the Staff’s comment, the Registrant notes that in the event that BowX Class A shares are redeemed in connection with the Business Combination but the number of shares redeemed is less than 44,349,470, then the ownership percentages set forth in our disclosure on redemptions will vary on approximately a proportional basis between the two scenarios of no redemptions and maximum redemptions. For example, if we assume that the number of BowX Class A shares redeemed in connection with the Business Combination total 22,174,735, BowX Public Stockholders will hold a total of 26,125,265 shares of New WeWork common stock at Closing, representing a 3.8% ownership interest. In addition, the Registrant has revised its disclosure on pages xxi, xxii, 8, 9, 147, 148 and 184 of the Revised Registration Statement.

56.

Please revise to disclose all possible sources and extent of dilution that shareholders who elect not to redeem their shares may experience in connection with the business combination. Provide disclosure of the impact of each significant source of dilution, including the amount of equity held by founders, convertible securities, including warrants retained by redeeming shareholders, at each of the redemption levels detailed in your sensitivity analysis, including any needed assumptions.

Response: In response to the Staff’s comment, Registrant has revised its disclosure on page 149 of the Revised Registration Statement to include the requested sensitivity analysis. In addition, the Registrant has revised its disclosure on pages 77, 78 and 79 of the Revised Registration Statement.

57.	Quantify the value of warrants, based on recent trading prices, that may be retained by redeeming stockholders assuming maximum redemptions and identify any material resulting risks.

Response: In response to the Staff’s comment, the Registrant has revised its disclosure on page 78 of the Revised Registration Statement.

58.

It appears that underwriting fees remain constant and are not adjusted based on redemptions. Revise your disclosure to disclose the effective underwriting fee on a percentage basis for shares at each redemption level presented in your sensitivity analysis related to dilution.

Response: In response to the Staff’s comment, the Registrant has revised its disclosure on page 149. of the Revised Registration Statement

59.

Please clearly and prominently state that BowX stockholders will not be entitled to elect directors in the future under the terms of your organizational documents (under Proposal No. 4) and that every nominee will be assured election upon receiving just one “for” vote since this is an uncontested election with no cumulative voting (under Proposal No. 6). Please also advise us whether the company will be a “controlled company” under relevant listing standards.

Response: In response to the Staff’s comment, the Registrant advises the Staff that New WeWork will not be a “controlled company” under the relevant listing standards at the closing. In addition, the Registrant has revised its disclosure on pages v, xxxi, 11, 95, 143, 155 and 159 of the Revised Registration Statement.

60.

Refer to the Form of Proposed Charter of BowX filed as Annex B. Article X provides that the federal district courts of the United States shall be the sole and exclusive forum for any complaint asserting a cause of action arising under the Securities Act. Please address

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whether there is any question as to whether a court would enforce the provision given that Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act. In addition, please revise your risk factor disclosure and the comparison of proposed changes to your charter beginning on page 145 to highlight the change in your exclusive forum provision as compared to your existing charter.

Response: In response to the Staff’s comment, the Registrant has revised its disclosure on pages 75, 76 and 157 of Revised the Registration Statement.

61.

We note disclosure on pages xxv, 83 and 164 of the prospectus that discusses the federal income tax consequences of exercising redemption rights. Please amend the disclosure throughout your filing, including in these sections, to describe the federal income tax consequences of the entire transaction, including the merger, and not just the federal income tax consequences of redemptions. See Item 4(a)(6) of Form S-4. If the merger will not be taxable to shareholders, please file a tax opinion as an exhibit to the registration statement. Please see Section III of Staff Legal Bulletin No. 19, which is available on our website.

Response: In response to the Staff’s comment, the Registrant respectfully advises the Staff that it has filed the requested tax opinions as Exhibit 5.2 and Exhibit 5.3 to the Revised Registration Statement, and the Registrant has revised the disclosure on pages xxvi, xxvii, 179, 180, 181 and 182 accordingly.

* * *

If you have additional questions or require any additional information with respect to the Revised Registration Statement or this letter, please do not hesitate to contact me at dpeinsipp@cooley.com or (415) 693-2177.

Sincerely,

/s/ Dave Peinsipp
Dave Peinsipp of COOLEY LLP

cc:	Kristina Marrone, Securities and Exchange Commission

Shannon Menjivar, Securities and Exchange Commission

Kim McManus, Securities and Exchange Commission

Pam Long, Securities and Exchange Commission

Vivek Ranadivé, Chairman and Co-Chief Executive Officer of BowX Acquisition Corp.

Murray Rode, Co-Chief Executive Officer and Chief Financial Officer of BowX Acquisition Corp.

Garth Osterman, Cooley LLP

Eric Blanchard, Cooley LLP

Richard Segal, Cooley LLP

Kevin Cooper, Cooley LLP

Howard Elin, Skadden, Arps, Slate, Meagher & Flom LLP

C. Michael Chitwood, Skadden, Arps, Slate, Meagher & Flom LLP

David J. Goldschmidt, Skadden, Arps, Slate, Meagher & Flom LLP

Amr Razzak, Skadden, Arps, Slate, Meagher & Flom LLP

Cooley LLP     3 Embarcadero Center     20th Floor     San Francisco, CA     94111-4004

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